                                  Supplement to
                           Offer to Purchase For Cash

                                      AIMCO

                             AIMCO Properties, L.P.
  is offering to purchase any and all units of limited partnership interests in

                      UNITED INVESTORS GROWTH PROPERTIES II

                          FOR $140.00 PER UNIT IN CASH

                           HIGHEST PRICE BEING OFFERED


Upon the terms and subject to the conditions set forth herein, we will accept any and all units validly tendered in response to our offer. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner.

Our offer is not subject to a minimum number of units being tendered.

Our offer and your withdrawal rights will expire at 5:00 P.M., New York City time, on June 26, 2000, unless we extend the deadline.

You will not pay any partnership transfer fees if you tender your units. You will pay any other fees and costs, including any transfer taxes.

Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

         SEE "RISK FACTORS" IN THE OFFER TO PURCHASE, DATED MAY 15, 2000, FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

         o We determined the offer price of $140.00 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

         o As of December 31, 1998, your general partner (which is our subsidiary) estimated the net asset value of your units to be $201.

         o Although your partnership's agreement of limited partnership provides for termination in the year 2020, the prospectus pursuant to which the units were sold in 2020 indicated that the properties owned by your partnership might be sold within five to ten years of their acquisition if conditions permitted.

                                                        (continued on next page)

               --------------------------------------------------

     If you desire to accept our offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions thereto and the letter of transmittal and instructions thereto which are Annex I to this Supplement and mail or deliver the signed acknowledgment and agreement and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. You only need to return the acknowledgment and agreement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THIS SUPPLEMENT OR THE ACKNOWLEDGMENT AND AGREEMENT MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT
(888) 349-2005.

                                  June 12, 2000

(Continued  from prior page)


         o Your general partner and the property manager of the residential properties are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

         o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

         o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

         o It is possible that we may conduct a future offer at a higher price.

         o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

         o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including, but not limited to including the removal of the general partner, the addition of a new general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

                                  INTRODUCTION

     On May 15, 2000, we commenced an offer to acquire all of the outstanding units of your partnership, in exchange for $132.00 in cash per unit, net to the seller, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from May 15, 2000 until the expiration date. We have now increased our offer price to $140. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2000, this Supplement and in the accompanying acknowledgment and agreement.

     We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will have to pay any governmental transfer taxes that apply to your sale. You will also have to pay any fees or commissions imposed by your broker in assisting you to tender your units, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction.

     We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of the units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer," in the Offer to Purchase. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

     We have extended the expiration date of our offer to 5:00 p.m., New York City time, on June 26, 2000. If you desire to accept our offer, you must complete and sign the acknowledgment and agreement in accordance with the instructions contained therein and the letter of transmittal and the instructions thereto, Appendix I to this Supplement, and forward or hand deliver the enclosed acknowledgment and agreement, together with any other required documents, to the Information Agent. If you have already tendered your units in accordance with the original letter of transmittal, Appendix II to the Offer to Purchase, and the original acknowledgment and agreement, you need not take any further action to continue to tender your units. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after July 17, 2000.

     We expressly reserve the right, in our reasonable discretion, at any time and from time to time, to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit. Notice of any such extension will promptly be disseminated to you in a manner reasonably designed to inform you of such change. Further, any extension may be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Securities Exchange Act of 1934.

     On May 24, 2000 an unaffiliated third party, commenced a tender offer to purchase up to 290 of the outstanding units at a purchase price of $135 per unit. IF YOU TENDERED YOUR UNITS IN SUCH OFFER, YOU MAY NOT BE ABLE TO WITHDRAW YOUR UNITS AND TENDER INTO ANOTHER OFFERING. The unaffiliated third party offer will purchase the units on a "first-received, first-buy" basis and units may not be withdrawn after fifteen days for the offer.

The partnership and the general partner of your partnership have provided the following information for inclusion in this Supplement: The general partner believes that our offer is fair, the general partner believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units. However, the general partner notes that the our offer is at the highest price of the offers and if you wish to sell your units for cash, you should do so at the highest price. Therefore the general partner is recommending against the unaffiliated third party's offer. LIMITED PARTNERS ARE URGED TO READ OUR OFFER TO PURCHASE, THE SUPPLEMENTS THERETO AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS. The general partner of your Partnership is our affiliate.


                             ADDITIONAL INFORMATION

Our offer is hereby supplemented and amended as follows:

1. The penultimate sentence of the last paragraph under "Introduction" is hereby amended to read as follows:

     As of March 31, 2000, AIMCO owned or controlled, held an equity interest in or managed 363,462 apartment units in 1,942 properties located in 48 states, the District of Columbia and Puerto Rico.

2. The information contained in "The Offer-Section 8. Information Concerning Us and Certain of Our Affiliates" in the first paragraph under "General" is hereby amended to read as follows:

         GENERAL. We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV." As of March 31, 2000, we owned or managed 352,519 apartment units in 1,834 properties located in 48 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled as of January 1, 1999, by the National Multi Housing Council, we believe that we are the largest owner and manager of multi-family apartment properties in the United States. As of March 31, 2000, we :

     -    owned or controlled 121,449 units in 439 apartment properties;

     -    held an equity interest in 115,951 units in 671 apartment properties;
          and

     - managed 115,119 units in 724 apartment properties for third party owners and affiliates, of which 53,627 units have management agreements that are cancellable in 30 days and 61,492 have management agreements in excess of one year.

3. The information contained in "The Offer-Section 8. Information Concerning Us and Certain of Our Affiliates" under "Summary Selected Financial Information of AIMCO Properties, L.P." is hereby amended to read as follows:

          SUMMARY SELECTED FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P. The historical summary financial data for AIMCO Properties, L.P. for the three months ended March 31, 2000 and 1999 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1999 and 1998, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the AIMCO Operating Partnership's Form 10-K for the year ended December 31, 1999 and Form 10-Q for the quarter ended March 31, 2000.

                                                    THREE MONTHS ENDED           YEAR ENDED
                                                         MARCH 31,               DECEMBER 31,
                                                  ----------------------    ----------------------
                                                     2000         1999         1999         1998
                                                  ---------    ---------    ---------    ---------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other property revenue ...........   $ 224,320    $ 110,552    $ 531,883    $ 373,963
  Property operating expenses .................     (90,751)     (42,436)    (213,959)    (145,966)
  Owned property management expenses ..........      (7,816)      (3,395)     (15,322)     (10,882)
  Depreciation ................................     (64,690)     (26,616)    (131,257)     (83,908)
                                                  ---------    ---------    ---------    ---------
  Income from property operations .............     (61,063)     (38,105)     171,345      133,207
                                                  ---------    ---------    ---------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income ............      13,310        7,978       42,877       22,675
  Management and other expenses ...............      (4,957)      (8,902)     (25,470)     (16,960)
  Income from service company business ........       8,353         (924)      17,407        5,715
                                                  ---------    ---------    ---------    ---------
  General and administrative expenses .........      (3,211)      (2,594)     (12,016)     (10,336)
  Interest expense ............................     (56,224)     (30,360)    (139,124)     (88,208)
  Interest income .............................      13,004        9,828       62,183       28,170
  Equity in earnings (losses) of unconsolidated
      subsidiaries (a) ........................       2,445        2,695       (2,588)      (2,665)
  Equity in earnings (losses) of unconsolidated
      real estate partnerships (b) ............       3,215        2,790       (2,400)      12,009
  Loss from IPLP exchange and assumption ......          --         (684)        (684)      (2,648)
  Minority interest ...........................      (3,721)      (2,065)      (5,788)      (1,868)
  Amortization of goodwill ....................      (1,575)      (1,942)      (5,860)      (8,735)
  Income from operations ......................      23,349       14,849       82,475       64,641
  Gain on disposition of properties ...........       5,105           15       (1,785)       4,287
  Income before extraordinary item ............      28,454       14,864       80,690       68,928
                                                  ---------    ---------    ---------    ---------
  Extraordinary item -- early extinguishment
      of debt .................................          --           --           --           --
  Net income ..................................   $  28,454    $  14,864    $  80,690    $  68,928
                                                  =========    =========    =========    =========

                                                    THREE MONTHS ENDED                  YEAR ENDED
                                                         MARCH 31,                      DECEMBER 31,
                                               ----------------------------    ----------------------------
                                                   2000            1999            1999            1998
                                               ------------    ------------    ------------    ------------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
BALANCE SHEET INFORMATION
(END OF PERIOD):
Real estate, before accumulated
      depreciation ..........................  $  4,995,886    $  2,852,506    $  4,508,535    $  2,743,865
Real estate, net of accumulated
      depreciation ..........................     4,507,911       2,591,753       4,092,543       2,515,710
Total assets ................................     6,017,807       4,291,931       5,684,251       4,186,764
Total mortgages and notes payable ...........     3,007,050       1,608,895       2,584,289       1,601,730
Redeemable Partnership Units ................            --              --              --              --
Partnership-obligated mandatory redeemable...
      convertible preferred securities of a
      subsidiary trust ......................       149,500         149,500         149,500         149,500
Partners' Capital ...........................     2,497,747       2,289,245       2,486,889       2,153,335

OTHER INFORMATION:
Total owned or controlled properties (end of
      period) ...............................           439             240             373             234
Total owned or controlled apartment units
      (end  of period) ......................       121,449          63,069         106,148          61,672
Total equity apartment units (end of
      period) ...............................       115,951         168,817         133,113         171,657
Units under management (end of
      period) ...............................       115,119         141,523         124,201         146,034
Basic earnings per Common OP Unit ...........  $       0.17    $       0.03    $       0.39    $       0.80
Diluted earnings per Common OP Unit .........  $       0.17    $       0.03    $       0.38    $       0.78
Distributions paid per Common OP Unit .......  $       0.70    $     0.6250    $       2.50    $       2.25
Cash flows provided by operating activities..  $     69,556    $     65,545    $    254,380    $    144,152
Cash flows used in investing activities .....      (108,704)        (25,667)       (243,078)       (342,541)
Cash flows provided by (used in)
     financing activities ...................        74,433         (54,149)         37,470         214,133
Funds from operations (c) ...................  $     98,120    $     65,299    $    320,434    $    193,830
Weighted average number of Common OP
      Units outstanding .....................        73,484          64,923          78,531          56,567

----------

(a) Represents AIMCO Properties, L.P. equity in earnings of unconsolidated subsidiaries.

(b) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 115,951 apartment units at March 31, 2000 in which partnerships AIMCO Properties, L.P. owns an equity interest.

(c) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with generally accepted accounting principles, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income or as an indicator of operating performance. The Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss), computed in accordance with generally accepted accounting principles, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on preferred limited partnership interests. AIMCO Properties, L.P.'s management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITS.

      The following is a reconciliation of net income to funds from operations:

                                                       THREE MONTHS ENDED             YEAR ENDED
                                                            MARCH 31,                DECEMBER 31,
                                                     ----------------------    ----------------------
                                                        2000         1999         1999         1998
                                                     ---------    ---------    ---------    ---------
                                                                      (IN THOUSANDS)
         Net income ..............................   $  28,454    $  14,864    $  80,690    $  68,928
         Extraordinary item ......................          --           --           --           --
         Gain loss on disposition of property ....      (5,105)         (15)       1,785       (4,287)
         Real estate depreciation, net of minority
             interests ...........................      56,976       25,095      121,084       79,869
         Real estate depreciation related to
             unconsolidated entities .............      18,960       21,105      104,754       34,765
         Amortization ............................       2,083       12,999       36,731       26,177
         Deferred taxes ..........................         852        2,456        1,763        9,215
         Expenses associated with convertible
             preferred securities ................          --           --        6,892           --
                                                     ---------    ---------    ---------    ---------
         Preferred unit distributions ............      (4,101)     (11,205)     (33,265)     (20,837)
                                                     ---------    ---------    ---------    ---------
         Funds from operations ...................   $  98,120    $  65,299    $ 320,434    $ 193,830
                                                     ---------    ---------    ---------    ---------


      As of March 31, 2000, AIMCO Properties, L.P. had a net tangible book value of $61.3 per Common OP Unit.

4. The information contained in "The Offer-Section 8. Information Concerning Us and Certain of Our Affiliates" in the first paragraph under "Ratio of Earnings to Fixed Charges of AIMCO Properties, L.P." is hereby amended to read as follows:

      RATIOS OF EARNINGS TO FIXED CHARGES OF AIMCO PROPERTIES, L.P. The following table shows for the AIMCO Properties, L.P. (i) the ratio of income to fixed charges and (ii) the ratio of income to fixed charges and preferred unit distributions.

                                                         For the Three               For the Year
                                                         Months Ended                   Ended
                                                           March 31,                 December 31,
                                                      -----------------            ----------------
                                                       2000        1999             1999       1998
                                                      -----       -----            -----      -----
               Ratio of earnings to fixed
               charges(1) ........................    1.7:1       1.9:1            2.4:1      1.6:1

               Ratio of earnings to  combined
               fixed charges and preferred unit
               distributions(2) ..................    1.3:1       1.3:1            1.7:1      1.7:1

----------

(1) Our ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, "earnings" consists of income before minority interests (which includes equity in earnings of unconsolidated subsidiaries and partnerships only to the extent of dividends received) plus fixed charges (other than any interest which has been capitalized), and "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized.

(2) Our ratio of earnings to combined fixed charges and preferred unit distributions was computed by dividing earnings by the total of fixed charges and preferred unit distributions. For this purpose, "earnings" consists of income before minority interests (which includes equity in earnings of unconsolidated subsidiaries and partnerships only to the extent of dividends received) plus fixed charges (other than any interest which has been capitalized), "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized, and "preferred unit distributions" consists of the amount of pre-tax earnings that would be required to cover preferred unit distributions requirements.

5. The last sentence of the third paragraph under "The Offer-Section 9. Background and Reasons for the Offer-General" is hereby amended to read as follows:

      As of the date of this offering, AIMCO Properties, L.P. has made offers to approximately 65 of the Insignia Partnerships, including your partnership.

6. The following sentence is added to the end of the second paragraph of "The Offer-Section 9. Background and Reasons for the Offer-Alternatives Considered by Your General Partner-Liquidation" and to the end of "The Offer-Section 13. Certain Information Concerning Your Partnership-Investment Objectives and Policies; Sale or Financing of Investments." However, Riverwalk is being marketed for $4,555,000 and an offer has been received.

7. The information under The "The Offer-Section 9. Background and Reasons for the Offer-Valuation of Units is hereby amended to read as follows:

      Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt, if any, owed by your partnership to its general partner (which is our subsidiary) or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs, including required capital expenditures, deferred maintenance, and closing costs, to derive a net equity value for your partnership of $2,746,385.

8. The Comparison Table under "The Offer-Section 9. Background and Reasons for the Offer-Comparison of Consideration to Alternative Consideration" is revised to read as follows:


                                COMPARISON TABLE
                                                                 PER UNIT
                                                                 --------
Original cash offer price ..................................  $      132.00
Alternatives
Prior cash tender offer price ..............................  $       59.00
Prices on secondary market .................................  $121.50-33.00
General Partner's Estate of Net Asset Value.................  $      201.00
Estimated liquidation proceeds .............................  $      132.00

9. The following is added in place of the second paragraph under "The Offer-Section 9. Background and Reasons for the Offer-Comparison of Consideration to Alternative Consideration-Process on Secondary Market."

      Prior to our acquisition of the general partner, the general partner received from time to time information on the prices at which units were sold; however, it did not regularly receive or maintain information regarding the bid or asked quotations of secondary market makers, if any. The prices in the table below are based solely on information provided to the general partner by sellers and buyers of units transferred in sale transactions (i.e., excluding transactions believed to result from the death of a limited partner, rollover to an IRA account, establishment of a trust, trustee to trustee transfers, termination of a benefit plan, distributions from a qualified or nonqualified plan, uniform gifts to minors, abandonment of units or similar non-sale transactions). The transfer paperwork submitted to the general partner often did not include the requested price information or contained conflicting information as to the actual sales price. Sale prices not reported or disclosed could exceed the reported prices. Set forth in the table below are the high and low sales prices of units for the quarterly periods from January 1, 1998 to September 30, 1998, as reported by your general partner:

      SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE GENERAL PARTNER

                                                       HIGH        LOW
                                                       ----        ---
Fiscal Year Ended December 31, 1998:
         Third Quarter ...........................   $  55.25   $  54.27
         Second Quarter ..........................         --         --
         First Quarter ...........................         --         --

10. The information under "The Offer-Section 13. Certain Information Concerning Your Partnership-Investment Objectives and Policies; Sales or Financing of Investments" and "The Offer-Section 13. Certain Information Concerning Your Partnership-Capital Replacements" regarding the amount of the capital budgets for 2000 is the total initial capital expenditures intended to be made for such properties following our acquisition of the general partner, and not just the amount for 2000.

11. The text above "The Offer" set forth in Section 1 of the Offer To Purchase is hereby added in its entirety by inserting the following paragraph:

      Your partnership has approximately $3,018,000 of balloon payments due on its mortgage debt in December 1, 2004. Your partnership will have to refinance such debt, sell assets or otherwise obtain additional funds prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.

12. The information under "The Offer-Section 13. Certain Information Concerning Your Partnership-Financial Data" is hereby amended to read as follows:

      FINANCIAL DATA. The selected financial information of your partnership set forth below for the years ended December 31, 1999 and 1998 is based on audited financial statements. The selected financial information set forth below for the three months ended March 31, 2000 and 1999 is based on unaudited financial statements. This information should be read in conjunction with such financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" in the Annual Report on Form 10-KSB of your partnership for the year ended December 31, 1999, and the Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000.

                      UNITED INVESTORS GROWTH PROPERTIES II
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)

                                                           FOR THE THREE MONTHS       FOR THE YEAR ENDED
                                                              ENDED MARCH 31,            DECEMBER 31,
                                                          -----------------------   -----------------------
                                                             2000         1999         1999         1998
                                                          ----------   ----------   ----------   ----------
OPERATING DATA:
  Total revenues ......................................   $      452   $      438   $    1,762   $    1,742
  Net income (Loss) ...................................           51           77            2           25
  Net income (Loss) per limited partnership unit ......         2.42         3.68         0.10         1.21
  Distributions per limited partnership unit ..........        19.71   $       --           --        63.21



                                                       MARCH 31,             DECEMBER 31,
                                                 --------------------    --------------------
                                                   2000        1999        1999        1998
                                                 --------    --------    --------    --------
BALANCE SHEET DATA:
  Cash and cash equivalents ..................   $    430    $    378    $    648    $    316
  Real estate, net of accumulated depreciation      6,343       6,315       6,407       6,376
  Total assets ...............................      6,995       7,048       7,464       7,074
  Notes payable ..............................      6,212       5,835       6,232       5,851
  General Partners' Capital (Deficit) ........        (18)        (15)        (15)        (15)
  Limited Partners' Capital (Deficit) ........        646       1,025         992         990
  Partners' Capital (Deficit) ................        628       1,010         977         975
  Total distributions ........................         --          --          --      (1,319)
  Net increase (Decrease) in Cash
    and cash equivalents .....................       (218)         62         332      (1,192)
  Net cash provided by operating
    activities ...............................        195          97         338         339

      The information under "The Offer--Section 13. Certain Information Concerning Your Partnership--Schedule of Mortgages" is hereby amended to read as follows:

13.   Annex II is hereby amended to add the following:

      In June 2000, James N. Bailey was elected to the Board of Directors of AIMCO. In 1973, Mr. Bailey co-founded Cambridge Associates, Inc., which is an investment consulting firm for nonprofit institutions and wealthy family groups. He is also co-founder, treasurer and director of The Plymouth Rock Company, Direct Response Corporation and Homeowners's Direct Corporation, all United States personal lines insurance company. He received his MBA and JD degrees in 1973 from Harvard Business School and Harvard Law School.